Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 17 July 2006

Actelion and Roche enter into autoimmune disorder collaboration

Co-development and co-promotion agreement for Actelion's phase I S1P1 receptor agonist

Roche and Actelion announced today that they have entered into an exclusive worldwide collaboration to jointly develop and commercialize Actelion's selective S1P1 receptor agonist, an immunomodulator with the potential for once-a-day oral dosing. The compound is currently being developed in phase I. The two companies plan to jointly develop and commercialize this novel compound for multiple autoimmune disorders.

"We are very pleased to partner with Actelion in this area where there are still a number of high unmet medical needs and only few treatment options are available," said Roche Chairman and CEO Franz B. Humer. "This collaboration is a further step to strengthen our emerging autoimmune disease franchise."

Jean-Paul Clozel, MD and Chief Executive Officer of Actelion commented: "I am very proud about our collaboration with Roche, an excellent partner to develop and promote multiple indications in parallel. Together, we are well prepared to turn Actelion's scientific breakthrough in selective S1P1 receptor agonists into a treatment that has the potential to dramatically improve medical care for patients with autoimmune disorders."

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

About financial terms of the collaboration

The S1P1 collaboration covers both the current selective S1P1 receptor agonist in phase I as well as any other selective S1P1 receptor agonists resulting from Actelion's research efforts in the field. Roche will pay Actelion an upfront payment of USD 75 million in the second half of 2006. In the case of future development and approval milestones being achieved, Actelion will be eligible to receive payments of up to USD 555 million for the first compound for all targeted indications. Further development and approval milestone payments are due for further compounds. On all product sales, Roche will pay Actelion undisclosed royalties.

For the current selective S1P1 receptor agonist, Actelion will fully fund all development activities up to the end of phase II for the first two indications. All subsequent development and commercialization costs will be shared equally between Roche and Actelion. Both companies will co-promote any product resulting from this collaboration and equally share profit.

The science behind selective S1P1 receptor agonists

Sphingosine-1-phospate (S1P) is a phospholipid released by platelets, mast and other cells. It is currently established that S1P stimulates at least five different G-protein coupled receptors (GPCRs): S1P1,2,3,4, and 5. Activation of these GPCRs mediates a complex variety of biological responses, such as lymphocyte migration, endothelial cell proliferation, blood vessel constriction, heart rate modulation and others.

Actelion's efforts in the field of selective S1P1 receptor agonists started in 1999 by focusing on receptors found on the endothelium, the inner lining of blood vessels. The result of these research efforts is Actelion's orally active selective S1P1 receptor agonist currently undergoing phase I safety and tolerability testing.

Additional discovery and early pre-clinical development efforts in the field of selective S1P1 receptor agonists are underway at Actelion's research facilities in Allschwil, Switzerland.

About autoimmune disorders

Autoimmune disorders are diseases caused by the body producing an immune response against its own tissues. The cause of autoimmune disorders is unknown. Some of the most common types of autoimmune disorders include psoriasis, rheumatoid arthritis, multiple sclerosis, inflammatory bowel disease and rejection of transplanted organs. These disorders affect millions of people worldwide.

About Roche as a Partner

Roche is a valued partner to more than 50 companies worldwide. Over the past two years, Roche has led the pharmaceutical industry in the number of clinical compound deals signed. In 2005, Roche entered into nine partnerships to jointly develop products for optimal patient benefit and value. Partnerships continue to strengthen Roche's positions in oncology, virology, transplantation, and primary care. Roche's partnering culture encourages innovation through a unique pairing of collaboration and autonomy.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

About Actelion

Actelion Ltd is a biopharmaceutical company with its corporate headquarters in Allschwil/Basel, Switzerland. Actelion's first drug Tracleer, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension. Actelion markets Tracleer through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union, Japan, Canada, Australia and Switzerland. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium – the single layer of cells separating every blood vessel from the blood stream. Actelion focuses on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the SWX Swiss Exchange. Additional information about Actelion is available on the Internet (www.actelion.com).

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Investor Update

Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 17 July 2006

Mircera (C.E.R.A.) first drug to directly convert dialysis patients to once-monthly dosing schedule

First public presentation of Phase III data from largest ever renal anaemia clinical development program

For the first time, clinical studies show that dialysis patients treated with short-acting and frequently administered epoetin anti-anaemia drugs can be directly switched to a once-monthly treatment resulting in stable haemoglobin (Hb) levels.[1,2] This new drug in development is Mircera Roche's continuous erythropoietin receptor activator (C.E.R.A.) and the once-monthly dosing approach – never before studied in this way – is a milestone in anaemia management.
Dialysis patients can receive existing anti-anaemia treatments as frequently as several times a week, depending on the drug and patient status.[3] Roche's once-monthly C.E.R.A. could have a positive impact on the management of anaemia in dialysis patients by reducing work loads and offering greater efficiencies.[1,2]

The results of three Phase III 'maintenance' studies – part of the largest clinical development program ever undertaken for a drug treating renal anaemia – were presented at the annual meeting of the European Renal Association - European Dialysis and Transplant Association (ERA-EDTA) in Glasgow, Scotland. These included two studies using epoetin alfa/beta as a comparator and one study using darbepoetin alfa.[1,2,4]

"This was the first Phase III registration study that examined a once-monthly dosing interval. We were gratified to see that C.E.R.A. maintained stable haemoglobin levels during the evaluation and extended phases in these dialysis patients," said Dr. Nathan Levin, Medical and Research Director of the Renal Research Institute, New York and one of the lead investigators who presented the results of the first study. "Haemoglobin plays an important role in improving physical function and reducing the likelihood of heart disease, but maintaining stable haemoglobin levels can be a clinical challenge. These results with this C.E.R.A. indicate the therapy may be a major step forward in the practical treatment of anaemia".

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

Roche filed applications with the regulatory authorities in the United States and the European Union in April for the treatment of anaemia associated with chronic kidney disease including patients on dialysis and not, based in part on this data. Results from the remaining Phase III correction studies will be announced later this year.

About the Phase III Maintenance Studies

The primary objective of the studies was to demonstrate that intravenous (IV) or subcutaneous (SC) C.E.R.A. can maintain Hb concentrations in dialysis patients on prior epoetin alfa/beta or darbepoetin alfa therapy.[1,2,4] The aim of these studies is to demonstrate efficacy by proving that this C.E.R.A. is at least as effective as an existing therapy based on their approved administration schedules.[1,2,4] This is important as these studies involved directly converting or switching patients from very frequent therapy to a once-monthly regimen.[1,2,4]

In these maintenance studies, which aim to keep Hb levels in a defined range over time in dialysis patients whose Hb levels have been corrected, patients were randomized to continue their frequent treatment or convert directly to C.E.R.A. given once every two weeks or once-monthly.[1,2,4] The primary endpoint was the mean change in Hb between baseline and the evaluation period. In these trials, dosage was adjusted to maintain Hb ±1.0 g/dL of the baseline level.[1,2,4]

- The first study was designed to evaluate <u>IV C.E.R.A</u> dosed once every two weeks or once-monthly in the maintenance of Hb levels in dialysis patients previously maintained on IV epoetin alfa/beta dosed up to three times weekly.[1] Close to 90 percent of patients were receiving a three-time weekly dose of epoetins at the time they were converted.[1] The difference between once-monthly IV C.E.R.A. and epoetin at short dosing intervals in the mean change in Hb was negligible (0.05g/dL), which shows a steady maintenance of Hb. According to the study protocol, these results demonstrate that IV C.E.R.A. once monthly is as effective as IV epoetin in maintaining Hb levels. ($p<0.0001$).[1]

- The second study mirrored the first and evaluated <u>SC C.E.R.A</u> at the same dosing intervals and patient population previously maintained on SC epoetin alfa/beta.[2] The difference between once-monthly SC C.E.R.A. and epoetin in the mean change in Hb was negligible (-0.02g/dL) demonstrating a steady maintenance of Hb. According to the study protocol, these results demonstrate that SC C.E.R.A. once monthly is as effective as SC epoetin in maintaining Hb levels. ($p<0.0001$).[2]

- The third study evaluated <u>IV C.E.R.A</u> dosed once every two weeks in the maintenance of Hb levels in dialysis patients previously maintained on IV darbepoetin alfa.[3] Darbepoetin alfa was dosed once a week or once every two weeks.[3] The difference between IV C.E.R.A. and darbepoetin in the mean change in Hb was negligible (0.18g/dL) demonstrating a steady

maintenance of Hb. According to the study protocol, these results demonstrate that IV C.E.R.A. twice monthly is as effective as IV darbepoetin alfa in maintaining Hb levels. ($p<0.0001$).[3]

- The data from these three multi-centre, Phase III maintenance studies showed that both IV and SC administration of this C.E.R.A. twice a month or once monthly maintained haemoglobin levels in a seamless fashion in dialysis patients.[1,2,4] C.E.R.A. was well-tolerated, with a safety profile characteristic of the patient population. [1,2,4]

About C.E.R.A.

Roche's innovative investigational anti-anaemia agent is the first continuous erythropoietin receptor activator (C.E.R.A.), which is a new class of drugs. Its activity at the receptor sites involved in stimulating red blood cell production is different from that observed with traditional epoetin drugs. The distinct molecular interaction of this C.E.R.A. is believed to play an important role in providing targeted, stable and sustained control of anaemia.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References:

1. N. Levin, S. Fishbane, S. Zieg, G. Nassar, J. Moran, G. Villa, F. Dougherty. Poster Submitted to EDTA. Intravenous (IV) C.E.R.A. (Continuous Erythropoietin Receptor Activaor) Administered Once Every 2 Weeks Or Once Monthly Maintains Haemoglobin (Hb) Levels in Patients With Chronic Kidney Disease, 2006, Glasgow, Scotland.
2. W. Sulowicz, F. Locatelli, J. Balla, B. Csiky, C. Rikker, J. Aldigier, F. Dougherty. Poster Submitted to EDTA. Subcutaneous (SC) C.E.R.A. (Continuous ErythropoietinReceptor Activator) Administered Once Every 2 Weeks or Once Monthly Maintains Haemoglobin (Hb) Levels in Patients with Chronic Kidney Disease (CKD) on Dialysis, 2006, Glasgow, Scotland.
3. National Kidney Foundation: K/DOQI Clinical Practice Guidelines: 2000 Update.
4. B. Canaud, J. Braun, F. Locatelli, G. Villa, B. Vlem, D. Guajardo, F. Dougherty. Intravenous (IV) C.E.R.A. (Continuous Erythropoietin Receptor Activator) administered once every 2 weeks maintains stable haemoglobin (Hb) levels in patients with chronic kidney disease (CKD) on dialysis, 2006, Glasgow, Scotland.

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Investor Update

Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 18 July 2006

Roche exercises its option to license Ipsen's anti-diabetic medicine for type 2 diabetes

Further to the agreement signed in October 2003, Roche announced today its decision to exercise its option to exclusively licence, develop and market Ipsen's patented anti-diabetic drug BIM 51077. This GLP-1 medicine has shown a good efficacy signal and latest data from phase I + II clinical studies showed potential to be more conveniently administered than existing members of the class, which would facilitate patient compliance. Roche has been granted worldwide rights, except in Japan where these rights are shared with Teijin (Ipsen's Japanese partner), and in France where Ipsen may elect to retain co-marketing rights.

"Our decision to in-license this anti-diabetic medicine adds a very promising compound to our metabolic disease portfolio and also complements our diagnostics activities in diabetes" said Peter Hug, Global Head of Pharma Partnering for Roche. "Our continued collaboration with Ipsen, based on our respective complementary strengths, has the potential to deliver treatments that will make a difference in patients' lives."

Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group said "We are delighted that Roche, a world-class group with a strong commitment to the diagnostic and treatment of diabetes, decided to exercise its option to develop and market BIM 51077. It shows once again that Ipsen is a reference partner in the industry, able to deliver first-in-class products through its differentiated and unique R&D. We are very excited about BIM 51077's prospects and believe that Roche is uniquely placed to successfully market this product".

Roche's decision is supported by the phase I and II results obtained with BIM 51077, a glucagon-like peptide-1 (GLP-1) analogue, and partly presented at the American Diabetes Association

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

(ADA) scientific meeting in Washington D.C. this year. These data showed that that this anti-diabetic compound exhibited an efficacy and safety profile in line with the GLP-1 class of incretins and was compatible with Ipsen's proprietary controlled delivery systems which upon subcutaneous administration could deliver over a period of one day, one week or two weeks. Phase II study, to confirm the efficacy and safety of this compound in a sustained release formulation, will start early 2007.

Terms of the agreement

The exercise of this option by Roche has triggered a payment to Ipsen of €56 million. Roche will also make a payment of ca.€3 million after the closing of Ipsen's 2006 financial statements.

Ipsen could receive total further payments of up to €170 million, contingent upon achievement of clinical, manufacturing, regulatory, and commercial milestones. Additionally, Ipsen will receive progressive royalties on any worldwide sales.

As of the date of exercise of the option, Roche is fully responsible for further developing and manufacturing of the product and will consequently hold the marketing authorisations. Roche will fund 100% of the remaining development of BIM 51077, except with respect to Japan where expenses will be shared 50% between Roche and Teijin.

About BIM 51077

BIM 51077, an analogue of peptide hormone GLP-1 (Glucagon Like Peptide-1), controls insulin secretion in response to elevated blood glucose levels.

BIM 51077 was selected among a series of GLP-1 analogues based on the human sequence, to be compatible with Ipsen's proprietary technology for controlled release, with the ultimate goal of providing a ready-to-use, user-friendly self-administration solution for diabetic patients. The current formulation is an aqueous solution devoid of excipients which can be conveniently injected with insulin size needle, thus facilitating patients' compliance. The results obtained in the preclinical and clinical studies confirm the potential of the BIM 51077 slow release formulations over a period ranging from one day to two weeks. These results are very encouraging for the treatment of type 2 diabetes.

About Ipsen's innovative delivery technologies

Ipsen unique expertise lies in its ability to combine the engineering of therapeutic peptides with parenteral sustained-release delivery technologies and is currently marketing sustained release

formulations of triptorelin (Decapeptyl) and lanreotide (Somatuline and Somatuline Autogel). The Group is also pursuing the application of its sustained-release technology to Decapeptyl with a 4 month microimplant entering phase III clinical studies. In addition, Ipsen signed a R&D agreement with Genentech in November 2004, which covers the development of sustained-release formulations of recombinant human growth hormone.

About Roche as a Partner

Roche is a valued partner to more than 50 companies worldwide. Over the past two years, Roche has led the pharmaceutical industry in the number of clinical compound deals signed. In 2005, Roche entered into nine partnerships to jointly develop products for optimal patient benefit and value. Partnerships continue to strengthen Roche's positions in oncology, virology, transplantation, and primary care. Roche's partnering culture encourages innovation through a unique pairing of collaboration and autonomy.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss

francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com